Exhibit 4.29

1 December 2022

Mr. Scott Montgomery

19 Lengkok Merak

Singapore

Dear Scott

Offer of Appointment – Executive Director and Chief Executive Officer

On behalf of Advanced Human Imaging Limited (“AHI” or the “Company”), I am pleased to offer you a permanent employment position as Executive Director and Chief Executive Officer (“CEO”) of the Company.

This offer is conditional upon your acceptance and agreement to abide by the terms and conditions outlined in this letter.

1. Reporting & Responsibilities:	You will work directly with Co-Founder and Strategy Lead Vlado Bosanac, overseeing all aspects of the Company’s management and operations, including but not limited to:

	i.	Developing long-term, medium-term, and short-term strategic objectives for the Company.

	ii.	Responsibility for the overall financial performance of the Company within the financial budgets and forecasts approved by the Company’s Board of Directors from time to time.

	iii.	Being the chief spokesperson for the Company in all marketing and media for the promotion of the Company.

	iv.	promote the interests and welfare of the Company.

	v.	Leading all key business development discussions with potential operating partners to expand the user base for the Advanced Human Imaging App.

	vi.	Management and responsibility for all key executive recruitment.

	vii.	Reporting to the Chairman and Board of Directors on a monthly basis (or as otherwise directed by the Board) on all key aspects of the Company’s business.

	viii.	Responsibility for all corporate actions of the Company in line with normal expectations for the role of Chief Executive Officer.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

2. Expenses:

You will be reimbursed all reasonable expenses supported by official receipts for payments made on behalf of the Company whilst carrying out your duties, provided that any individual expense exceeding $5,000 must not be incurred without the Company’s prior written consent.

You must provide all proper documentation to the Company to verify such expenses prior to reimbursement. You must comply with all lawful directions of the Company in relation to incurring expenses on behalf of the Company and shall not in any way pledge the credit of the Company except insofar as you may have been expressly authorised by the Company either generally or in any particular incidence.

3. Title:	Executive Director and Chief Executive Officer (CEO)

4. Commencement Date:	The date that the Company’s acquisition of Wellteq Digital Health Inc. by way of a plan of arrangement pursuant to the British Columbia Business Corporations Act becomes effective.

5. Compensation:

The commencing salary will be AUD$350,000 per annum inclusive of all child education allowances, paid fortnightly. The compensation package will be subject to annual review by the Board of Directors. There are no fixed hours of employment however, as a senior executive, you are expected to work the number of hours required to perform the role of CEO.

In context, the minimum working week shall be 37.5 hours, with no provision for overtime however, the Company may grant you time in lieu in the event the Board considers (at its discretion) that you are working consistently above the normal working week.

Upon the first annual review of your performance and remuneration, the Board of Directors shall, in good faith, establish Key Performance Indicators (KPI’s) for the next twelve months upon which bonus compensation can be earned by you, up to a maximum of 100% of your base compensation. The nature of the KPI’s and bonus structure shall be negotiated with you in good faith.

In addition, and subject to the Company obtaining shareholder approval in a general meeting, you shall be eligible to participate in the company’s Performance Rights Plan (PRP) the issuance of shares under the plan will be negotiated in good faith between the parties upon the successful closing of the acquisition of WTEQ. PRP shares will be subject to shareholder approval. The company will seek such approvals at the 2022 AGM.

6. Appointment Basis:

Full-time position.

As a professionally qualified employee, you are required to exercise your specialized expertise, independent judgment, and discretion to provide high-quality services and are expected to work the number of hours required to get the job done.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

7. Sick Leave, Compassionate Leave & Carer’s Leave:	Sick Leave
You are entitled to paid sick leave equivalent to the number of hours you would ordinarily work in a two-week period, up to a maximum of 75 hours per year. No payment will be made for unused sick leave following resignation or termination. Claims for sick leave taken in excess of two days must be supported by a medical certificate.

Compassionate Leave

You are entitled to two days of paid compassionate leave:

	i.	if a member of your immediate family or household requires care or support due to an illness or injury; or

	ii.	in the event of an unexpected emergency involving a member of your immediate family or household.

Carer’s Leave

You are entitled to two days of unpaid carer’s leave:

	i.	if a member of your immediate family or household has an illness or injury that poses a serious threat to their life; or

	ii.	in the event of the death of a member of your immediate family or household.

8. Acceptance:	Please indicate your acceptance of the above offer under the above terms and conditions by signing the duplicate copy of the offer and returning to the Company.

9. Annual Leave

Annual leave is accrued at a rate of 20 working days per annum, a working day being exclusive of recognized public holidays. Your annual leave may be taken once it is accrued, at any time mutually acceptable to yourself and the Company.

Accrued leave shall not accumulate in excess of 30 working days without the written approval of the Board.

A waiver may be granted under special circumstances at the Board’s discretion. The board or AHI acknowledge you will have accrued annual leave to the amount of 11 weeks over the course of the WTEQ tenure and this will be carried over into AHI as part of the acquisition.

10. Confidentiality:

Unless you are authorized to do so by law, you are not to divulge any information you obtain as a result of your appointment either to the media, the public generally or to any other third party, except and unless it is of a general nature and of general knowledge and you do so as a consequence of the performance of your responsibilities. All knowledge and/or information, written or otherwise, related to the activities of the Company obtained by you as a consequence and in the course of your employment becomes the property of the Company, and unless otherwise authorized during the term of your employment or thereafter, must not be divulged to any other source.

Upon termination of your services with the Company, you must return all papers, records, documents (including hard copy and digital copies) and any equipment that are in your possession or control and relate to any of the foregoing.

Confidential information also extends to the contents of this letter and in particular to employees’ remuneration details. You represent and warrant to us that no other agreements, written or oral, would restrict your ability to perform the basic functions of your job, including but not limited to non-compete, non-disclosure or similar agreements with prior employers. If there are such agreements, you agree to immediately provide the Company with a copy of any such agreements(s) for its review. You further agree not to bring to the Company, use or disclose any trade secrets or other confidential/proprietary information of prior employers.

You agree the provisions of this clause survive termination of this agreement.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

11. Company Policies	11.1 Conflict of interest

You will ensure that there is no conflict between the Company’s interests and your personal interests.

You will make full and complete disclosure to the Company of the existence, nature and extent of any conflict or potential conflict of interest that you may have in any manner or capacity whatever with your duties or obligations under this agreement.

11.2 Company policies

You must comply with all policies and procedures of the Company, including the Trading Policy, at all times.

11.3 Required notifications to the Company

Without limiting your general obligation to keep the Company informed at all times in relation to matters affecting the Company, you agree to immediately notify the Company of:

	i.	any contraventions of legislation by you or the Company;

	ii.	any insolvency or personal bankruptcy events involving you or the Company;

	iii.	any criminal convictions or disciplinary actions by a government authority (including a securities exchange or other authority responsible for regulating a securities market) involving you or the Company; and

	iv.	any civil penalty proceedings or other enforcement proceedings by any government authority in relation to you or the Company.

11.4 Price Sensitive Information

By singing this agreement, you acknowledge that in the course of your employment that you may receive confidential information including Price Sensitive Information (as defined below) affecting the Company and clients of the business. Any disclosure, communication, use or misuse of Price Sensitive Information may have very serious implications for the Company and for you, including contravention of the Corporations Act 2001 (Cth) (Corporations Act) or investigation by the Australian Securities and Investments Commission, possible criminal prosecution, and possible civil actions against you.

For the purposes of this clause 11, “Price Sensitive Information” means any information which a reasonable person would expect to have a material effect on the price or value of securities of a body corporate and the expression “material effect on the price or value” will have the meaning given under section 1042D of the Corporations Act.

11.5 Termination if breach

You acknowledge that the Company has the right to terminate this agreement without notice if you:

	i.	disclose, communicate, use, or misuse Price Sensitive Information without the prior written consent of the Board except to the extent that you are required by law to disclose, communicate, or use it; or

	ii.	fail to comply with the Trading Policy.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

12. Governing Law:	This agreement is intended to give rise to legal rights and obligations and constitutes a binding agreement between the parties. This agreement shall be governed by and construed in accordance with the law from time to time in the State of Western Australia, and the parties agree to submit to the nonexclusive jurisdiction of the courts of Western Australia and the courts which hear appeals therefrom.

13. Proprietary Information and Inventions:	13.1 Definitions of IP
IP means all industrial and intellectual property rights, whether protectable by statute, at common law or in equity, including all copyright and similar rights which may subsist or may hereafter subsist in works or any subject matter, rights in relation to inventions (including all patents and patent applications), trade secrets and know-how, rights in relation to designs (whether or not registrable), rights in relation to registered or unregistered trademarks, circuit layout designs and rights in relation to circuit layouts, whether registered, registrable or unregistered, including:

	i.	marks, logos, service marks, trade names, business names, internet domain names, slogans, symbols, brand names, copyright, or other trade indicia.

	ii.	all rights in the information, know-how, processes, procedures, compositions, devices, methods, formulae, protocols, techniques, designs, drawings, trade secrets or data whether or not protectable by patent application design registration, copyright, whether unregistered, registered, or registrable; and

	iii.	any modifications, developments, adaptations, advancements, creations, and derivations of any intellectual property, but excludes non-assignable moral rights and similar non-assignable personal rights of authors and producers.

13.2 Current & New

	i.	As a condition of employment, you represent and warrant that you will immediately communicate to the Company any new and all new literary and other new works and new subject matter including all new works, new processes, new inventions, new improvements, new innovations, new modifications, new designs, new discoveries, new trademarks and new trade secrets, however, embodied, which you may make either alone or in conjunction with others during the course of, in connection with or arising out of your employment and in any way connected with matters specifically pertaining to the business and assets of AHI for which the Company has been or is now or hereafter interested during your employment (“Inventions”).

ii.

Any new inventions or extensions of the IP surrounding AHI, whether or not the Inventions are capable of being protected by copyright, letters patent, registered design, or other protection (“Protection”), will be solely owned by the Company for development.

Any new inventions, whether or not the Inventions are capable of being commercialised or able of Protection outside of those of AHI, will be first offered to the Company for first right of refusal.

Further proceedings will only go forward if agreed by both you and the Company.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

13.3 Co-operation in obtaining Protection for Inventions

	i.	If and whenever required to do so whether during or after the termination of your employment, and at the expense of the Company or its nominee, you will apply or join in applying for letters patent or other similar protection in Australia or in any other part of the world for content specifically pertaining to AHI. You will immediately deliver to the Company full particulars concerning these matters and execute all instruments and do all things necessary for vesting the letters patent or other Protection when obtained, and all right and title to and interest in the same, in the Company or its nominee absolutely and as a sole beneficial owner or in such other person as the Board requires.

	ii.	You appoint the Company to be your attorney in your name and on your behalf to execute any such instrument or thing and generally to use your name for the purpose of giving to the Company or its nominee the full benefit of the provisions of this clause.

13.4 Information

Without limiting the generality of the above, and subject to not breaching any laws or breaching any other contractual obligations in existence or arising from time to time, you represent and warrant that:

	i.	you will immediately inform the Company of any matter which may come to your notice during your employment by AHI which may reasonably be of interest or of any importance or use to the Company or its Subsidiaries and Related Corporations for content specifically pertaining to AHI.

	ii.	you will immediately communicate to the Company any proposals or suggestions occurring to you during your employment that may reasonably be of service for the furtherance of the business of the Company for content specifically pertaining to AHI.

You agree the provisions of this clause survive termination of this agreement.

14. Suspension From Duty

Without limiting clause 16, the Company or Board may suspend you from duty with pay, or direct you to perform work in a different position, at any time during the term of your employment, including but not limited to circumstances where the Company forms the view that your conduct, capacity or performance may warrant serious disciplinary action (including the termination of your employment).

Should the Company or Board suspend you from duty, it may appoint someone else to your role in an interim capacity for the period of suspension.

15. Termination Without Cause:	i.	The Company may terminate this agreement without reason by providing you with no less than six months’ written notice or paying you a cash payment equal to six months’ salary in lieu of notice.

	ii.	You may terminate your engagement with the Company without reason by providing the Company with not less than three (3) months’ written notice unless the Board otherwise agrees (at its discretion).

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

16. Termination by the Company With Cause	The Company may at its sole discretion terminate this agreement in the following manner:

	i.	by giving not less than one month’s written notice if at any time you:

(A)	commit any serious or persistent breach of any of the provisions contained in this agreement and the breach is not remedied within 14 days of the receipt of written notice from the Company to do so;

(B)	in the reasonable opinion of the Board, are absent in, or are neglectful of any duties under this agreement or otherwise does not perform all duties under this agreement in a satisfactory manner; or

(C)	you commit or becomes guilty of any Gross Misconduct (as defined below); or

ii.	summarily without notice:

(A)	if at any time you are convicted of any major criminal offence which brings the Company or any of its related bodies corporate into lasting disrepute, by giving notice effective immediately and without payment of any salary other than salary accrued to the date of termination; or

(B)	in accordance with clause 11.5.

In this clause 16, “Gross Misconduct” means any act, neglect or default or conduct committed, including, without limitation, neglecting to properly discharge your duties under this agreement with the direct or indirect effect of causing any damage or discredit to the Company’s business which you, after receipt of prior notice, has failed to rectify to the reasonable satisfaction of the Company within 7 days.

17. Conduct Following Termination	After termination of this agreement, however occurring, you agree that you will not:

	i.	without the Company’s prior written consent, make any media statement regarding your employment by the Company, the termination of this agreement, or the payments or benefits received from the Company relating to the termination of this agreement; and

	ii.	engage in any conduct or make any statement, including in any social media forum or site, that disparages or is adverse to the interests, reputation, or good name, or is critical of the Company or any of its related bodies corporate.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

18. Non-Competition	By signing this agreement, you agree that, during the Restraint Period (as defined below), you will not, without the prior written consent of AHI, directly or indirectly:

	i.	engage in or be concerned in any business activity or person that:

(i)	supplies products or services which are the same as or similar to AHI’s core business activities as now conducted (Business); or

(ii)	could be reasonably regarded as a market competitor of the Business;

	ii.	solicit, canvass, induce or encourage any person who was at any time during the six-month period up to and including the date of termination of this agreement a director, employee, or agent of AHI to leave the employment or agency of AHI;

	iii.	solicit, canvass, or approach or accept any approach from any person who was at any time during the six-month period up to and including termination of this agreement a customer of AHI with a view to obtaining the custom of any such person in a business which is the same or similar to the Business; or

	iv.	interfere with the relationship between AHI and its clients, employees, or suppliers.

In this clause 18, “Restraint Period” means the period of two years following the termination of this agreement.

19. Dispute Resolution	19.1 Notice of Dispute

If a dispute arises in connection with this agreement, a party to the dispute must give to the other party to the dispute notice specifying the dispute and requiring its resolution under this clause.

19.2 Mediation

If the dispute is not resolved within 7 days after the notice of dispute is given to the other party (Notice Period), the dispute is by this clause submitted to mediation. The mediation must be conducted in Perth. The Institute of Arbitrators Australia Rules for the Mediation of Commercial Disputes (as amended) apply to the mediation, except where they conflict with this clause.

19.3 Appointment of Mediator

If the parties have not agreed upon the mediator and the mediator’s remuneration within 7 days after the Notice Period:

	i.	the mediator is the person appointed by; and

	ii.	the remuneration of the mediator is the amount or rate determined by,

the President of the Western Australian Law Society or the President’s nominee, acting on the request of either party to the dispute.

19.4 Court Proceedings

If the dispute is not resolved within 28 days after the appointment of the mediator, either party may then, but not earlier, commence proceedings in any court of competent jurisdiction.

19.5 Injunctive Relief

This clause does not prevent either party from obtaining any injunctive, declaratory, or other interlocutory relief from a court, which may be urgently required.

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

20. Entire Agreement	This agreement shall constitute the sole understanding of the parties with respect to the subject matter and replaces all other agreements with respect thereto.

21. Assignment	None of the Parties may assign any of the rights or obligations conferred by this Acquisition Agreement without the consent of the other Party.

22. Variation:	No modification or alteration of the terms of this agreement shall be binding unless made in writing dated subsequent to the date of this agreement and duly executed by the parties.

23. Severance	If any provision of this agreement is invalid and not enforceable in accordance with its terms, such provision will be applied solely to the fullest extent that it may be valid and enforceable, and all other provisions, which are self-sustaining and capable of separate enforcement without regard to the invalid provision, shall be and continue to be valid and forceful in accordance with their terms.

24. Counterparts	This agreement may be executed in any number of counterparts, each of which when executed and delivered to the other parties shall constitute an original, but all counterparts together shall constitute one and the same agreement.

The board of AHI and I look forward to you joining the executive team.

Yours sincerely

/s/ Nicholas Prosser

Nicholas Prosser

Non-executive Chairman

Advanced Human Imaging Limited

I accept the offer of employment under the above terms and conditions and agree to abide by the policies and procedures of the Company.

Signature	/s/ Scott Montgomery	Date:	1 December 2022

Scott Montgomery

Advanced Human Imaging Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech